Alternative Energy Partners, Inc.

March 21, 2013

Michael Gelmon, Chairman

1365 N. Courtenay Parkway, Suite A

Merritt Island, FL 32953

Re: Resignation

Dear Mr. Gelmon:

Please accept my resignation from the Board of Directors and as an officer of Alternative Energy Partners, Inc., effective today, March 21, 2013. I appreciate having served the corporation and wish you every success.

Respectfully yours,

/s/ Hong-Shin Pan

Hong-Shin Pan